Addition of Affiliated Company

1. Name of Affiliated Company: hanaromedia, Inc. (“hanaromedia”)

• Representative Director: Mr. Young-min Kim

• Total Assets (KRW): 9,713,030,387

• Total Liabilities (KRW): 4,212,805,920

• Total Shareholders’ Equity (KRW): 5,500,224,467

• Capital Stock (KRW): 6,000,000,000

• Major Business: TV-Portal services including IP-VOD

2. Name of Company Group: hanarotelecom incorporated (“Hanaro”)

3. Reason for Addition

•	Approval by the Fair Trade Commission of addition of an affiliated company after share acquisition

4. Number of Affiliated Companies after Addition: 5

5. Date of Change: May 2, 2006

6. Date of Confirm: April 28, 2006

7. Others

•	The corporate name of CelrunTV was changed into “hanaromedia, Inc.” as of March 13, 2006.

• Total assets and other figures mentioned above are as of December 31, 2005.

•	Date of change refers to the day on which the company group was newly recognized as a “business group subject to the limitations on cross-shareholding” by the FTC while date of confirm means the day on which Hanaro received the approval document from the FTC.